UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

William Lyon Homes
(Name of Issuer)

Common Stock, Class A, par value $0.01
(Title of Class of Securities)

552074700
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	552074700

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gratia Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,501,098

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,501,098

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,501,098

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No.	552074700

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steve Pei

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,501,098

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,501,098

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,501,098

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No.	552074700

Item 1.	(a).	Name of Issuer:

William Lyon Homes

(b).	Address of issuer's principal executive offices:

4695 MacArthur Court, 8th Floor Newport Beach, California 92660

Item 2.	(a).	Name of person filing:

This statement is filed by: Gratia Capital, LLC Steve Pei

	(b).	Address or principal business office or, if none, residence:

Gratia Capital, LLC 2029 Century Park East, Suite 1180 Los Angeles, California 90067 Steve Pei c/o Gratia Capital, LLC 2029 Century Park East, Suite 1180 Los Angeles, California 90067

(c).	Citizenship:

Gratia Capital, LLC – Delaware Steve Pei – United States of America

(d).	Title of class of securities:

Common Stock, Class A, par value $0.01

(e).	CUSIP No.:

552074700

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	552074700

Item 4.	Ownership.

(a)	Amount beneficially owned:

Gratia Capital, LLC - 1,501,098 Steve Pei - 1,501,098

(b)	Percent of class:

Gratia Capital, LLC – 5.4% Steve Pei – 5.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote Gratia Capital, LLC – 0 Steve Pei - 0

(ii)	Shared power to vote or to direct the vote Gratia Capital, LLC – 1,501,098 Steve Pei - 1,501,098

(iii)	Sole power to dispose or to direct the disposition of
Gratia Capital, LLC – 0 Steve Pei - 0

(iv)	Shared power to dispose or to direct the disposition of
Gratia Capital, LLC – 1,501,098 Steve Pei - 1,501,098

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [_]*.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 11, 2016
(Date)

Gratia Capital, LLC

By: /s/ Steve Pei
Managing Member

Steve Pei

By: /s/ Steve Pei

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G relating to the Common Stock, Class A, par value $0.01 of William Lyon Homes shall be filed on behalf of the undersigned.

February 11, 2016
(Date)

Gratia Capital, LLC

By: /s/ Steve Pei
Managing Member

Steve Pei

By: /s/ Steve Pei

SK 27702 0001 7043319